SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-9
                                (RULE 14D-101)
         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                         BEN & JERRY'S HOMEMADE, INC.
                          (Name of Subject Company)

                         BEN & JERRY'S HOMEMADE, INC.
                     (Name of Person(s) Filing Statement)

               CLASS A COMMON STOCK, PAR VALUE $.033 PER SHARE
       (including the associated Class A Common Stock Purchase Rights)

               CLASS B COMMON STOCK, PAR VALUE $.033 PER SHARE
       (including the associated Class B Common Stock Purchase Rights)
                        (Title of Class of Securities)

                                  081465106
                                  081465205
                    (CUSIP Number of Class of Securities)

                                PERRY D. ODAK
                              PRESIDENT AND CEO
                         BEN & JERRY'S HOMEMADE, INC.
                              30 COMMUNITY DRIVE
                     SOUTH BURLINGTON, VERMONT 05403-6828
                          TELEPHONE: (802) 846-1500
     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                               WITH COPIES TO:

                            RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              FOUR TIMES SQUARE
                           NEW YORK, NY 10036-6522
                          TELEPHONE: (212) 735-3000
                          FACSIMILE: (212) 735-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.





Ben & Jerry's Homemade, Inc. (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), originally filed on April 18, 2000. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.


ITEM 8.  ADDITIONAL INFORMATION.

ANTITRUST. On April 18, 2000, the Company filed, pursuant to the Merger Agreement, a Notification and Report Form for Certain Mergers and
Acquisitions, which was required to be submitted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with the Department of Justice and the Federal Trade Commission. The applicable waiting period under the HSR Act expired on May 11, 2000.

      On May 15, 2000, the Company filed a Merger Notice with the
Controller of Restrictive Trade Practices of the State of Israel in connection with the Offer and the Merger. Unilever also filed a Merger Notice on May 15, 2000.


QUALIFIED NOTICE. On May 15, 2000, the Company received from Conopco, pursuant to the Merger Agreement, a Qualified Notice (the "Qualified Notice") that stated Conopco has no reason to believe that any condition to the Offer specified in the Schedule TO would not be satisfied at the scheduled expiration date of the Offer.

CONVERSION OF CLASS B COMMON STOCK. Upon receipt of the Qualified Notice, the Company, pursuant to the Merger Agreement, instructed the transfer agent to mail a notice dated May 15, 2000, to all holders of shares of Class B Common Stock, which specified that, in accordance with the Articles of Association of the Company, all shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock effective as of May 25, 2000. From and after May 25, 2000, each outstanding share of Class B Common Stock will automatically be deemed to be a share of Class A Common Stock for all purposes and certificates for shares of Class B Common Stock will represent shares of Class A Common Stock.

REDEMPTION OF CLASS A PREFERRED STOCK. On May 15, 2000, the Company, pursuant to the Merger Agreement, delivered notice to the Foundation, the sole holder of shares of the Company's $1.20 Class A Preferred Stock, par value $1.00 per share (the "Company Preferred Stock"), which specified that, in accordance with the Articles of Association of the Company, all shares of the Company Preferred Stock will be redeemed on May 16, 2000 at a redemption price of $43.60 per share of the Company Preferred Stock.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BEN & JERRY'S HOMEMADE, INC.


                                    By:   /s/ PERRY D. ODAK
                                          --------------------------
                                          Name:  Perry D. Odak
                                          Title: President and CEO
Dated: May 15, 2000